EXHIBIT 99.1

Caledonia Mining Corporation Plc Notice of Availability of AGM Materials

ST HELIER, Jersey, March 22, 2022 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (the "Company") (NYSE American: CMCL; AIM: CMCL; VFEX: CMCL) announces that documents comprising a notice of annual general meeting of shareholders (the “AGM”) and a management information circular – solicitation of proxies together with a proxy form are now available at:

https://www.caledoniamining.com/investors/shareholder-information/#shareholder-meeting-documents

The AGM will be held at Radisson Blu Waterfront Hotel, Rue de l'Etau, St Helier, Jersey JE2 3WF, Channel Islands on Wednesday, May 4, 2022 commencing at 9:00 a.m. (UK time).

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793
WH Ireland Adrian Hadden/ Jessica Cave	Tel: +44 20 7220 1751
BlytheRay Financial PR Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131